AMENDMENT

02022426

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1999
Estimated average burden hours per response 12.00

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-44674

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 03 2002 DIVISION OF MARKET REGULATION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STRIKER SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Boulevard, Suite 3704
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Gallwas **(312) 987-0043**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)		(Zip Code)

PROCESSED
MAY 23 2002
P THOMSON FINANCIAL

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **STRIKER SECURITIES, INC.** as of **December 31, 2001**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - item 1800)			235,848	[3480]
2.	Deduct Ownership equity not allowable for net capital				[3490]
3.	Total ownership equity qualified for net capital			235,848	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
	B. Other (deductions) or allowable credits (List)				[3525]
5.	Total capital and allowable subordinated liabilities			235,848	[3530]
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition	56,101	[3540]		
	1. Additional charges for customers' and non-customers' security accounts.		[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts.		[3560]		
	B. Aged fail-to-deliver		[3570]		
	1. Number of items ______ [3450]				
	C. Aged short security differences-less reserved of ______ [3470]		[3580]		
	Number of items ______ [3470]				
	D. Secured demand note deficiency		[3590]		
	E. Commodity futures contracts and spot commodities proprietary capital charges		[3600]		
	F. Other deductions and/or charges		[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x)		[3615]		
	H. Total deduction and/or charges.			(56,101)	[3620]
7.	Other additions and/or allowable credits (List)				[3630]
8.	Net Capital before haircuts on securities positions			179,747	[3640]
9.	Haircuts on securities : (computed, where applicable pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and Investment securities				
	1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
	2. U.S. and Canadian government obligations		[3690]		
	3. State and municipal government obligations		[3700]		
	4. Corporate obligations		[3710]		
	5. Stocks and warrants		[3720]		
	6. Options		[3730]		
	7. Arbitrage		[3732]		
	8. Other securities		[3734]		
	D. Undue concentration		[3650]		
	E. Other (list)		[3736]	0	[3710]
10.	Net Capital			179,747	[3750]
				OMIT PENNIES	

Non-Allowable Assets (Line 6.A.):

Furniture and equipment, net	$	15,672
Other assets		40,429
	$	56,101

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **STRIKER SECURITIES, INC.** as of **December 31, 2001**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)		2,120	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		30,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)		30,000	[3760]
14.	Excess net capital (line 10 less 13)		149,747	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		176,567	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		31,800	[3790]
17.	Add:			
	A. Drafts for immediate credit	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]		
	C. Other unrecorded amounts (List)	[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii)).			[3838]
19.	Total aggregate indebtedness		31,800	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)		17.69%	[3850]
21.	Percentage of aggregate indebtedness to net capital <u>after</u> anticipated capital withdrawals (line 19 - by line 10 less item 4880 page 11)			[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 – by line 17 page 8)		[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 - by line 17 page 8)		[3854]
28.	Net capital in excess of: the greater of:A. 5% of combined aggregate debit items or $120,000 ...		[3920]

OTHER RATIOS

Part C

29.	Percentage of debit to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity underRule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternate method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

NAME OF COMPANY	EMPLOYER ID NO:	NFA ID NO:
STRIKER SECURITIES, INC.	36-3797908	277685

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/01

1.	Current assets				211,547	[3000]
2.	Total liabilities			31,800 [3030]		
3.	Deductions from total liabilities					
	A. Liabilities subject to satisfactory Subordinated agreements (page 3, line 19.A)		[3040]			
	B. Certain deferred income tax liability (see regulation 1.17(c)(4)(iv)		[3050]			
	C. Certain current income tax liability (see regulation 1.17(c)(4)9v))		[3060]			
	D. Long term debt pursuant to regulation 1.17(c)(4)(vi)		[3070]			
	E. Total deductions			( ) [3080]		
	F. Adjusted liabilities				31,800	[3090]
4.	Net capital (subtract line 3.F. from line 1)				179,747	[3100]

Charges Against Net Capital (see regulation 1.17(c)(5))

5.	Charges against inventories held, fixed price commitments, and advances against cash commodity contracts (see regulation 1.17(c)(5)(i) and (ii) for specific charge. If charge is applicable, attach statement showing calculation of charge)						[3155]
6.	Charges as specified in section 240.15c3-1(c)92)(vi) and (vii) against securities owned by firm:						
		MARKET VALUE		CHARGE			
	A. U.S. and Canadian government obligations		[3160]		[3170]		
	B. State and Municipal government obligations		[3180]		[3190]		
	C. Certificates of deposit, commercial paper... and bankers' acceptances		[3200]		[3210]		
	D. Corporate obligations		[3220]		[3230]		
	E. Stocks and warrants		[3240]		[3250]		
	F. Other securities		[3260]		[3270]		
	G. Total charges (add lines 6.A. - 6.F)						[3280]
7.	Charges as specified in section 240.15c3-1(c)(2)(iv)(F)						
	A. Against securities purchased under agreements to resell						[3290]
	B. Against securities sold under agreements to repurchase						[3300]
8.	Charges on securities options as specified in section 240.15c3-1. Appendix A						[3310]

Non-Allowable Assets:

Furniture and equipment, net	$	15,672
Other assets		40,429
	$	56,101

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited 1-FR-IB report as filed.

NAME OF COMPANY	EMPLOYER ID NO:	NFA ID NO:
STRIKER SECURITIES, INC.	36-3797908	277685

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/01, Continued

9.	Charges against open commodity in the IB's account A. Uncovered exchange-traded futures and granted options contracts - *percentage of margin requirements applicable to such contracts*		[3350]
	B. Ten percent (10%) of the market value of commodities which underlie commodity options not traded on a contract market carried long by the applicant or registrant which has value and such value increased adjusted net capital (this charge is limited to the value attributed to such options)		[3380]
	C. Commodity options which are traded on contract markets and carried long in proprietary accounts. Charge is the same as would be applied if applicant or registrant was the grantor of the options (this charge is limited to the value attributed to such options)		[3390]
10.	Five percent (5%) of all unsecured receivables from unregistered futures commission merchants or securities brokers or dealers		[3410]
11.	Deficiency in collateral for secured demand notes		[3420]
12.	Adjustment to *eliminate benefits of consolidation (explain in separate page)*		[3430]
13.	Total charges (add lines 5 through 12)	0	[3440]
	Net Capital Computation		
14.	Adjusted net capital (subtract line 13 from line 4)	179,947	[3500]
15.	Net capital required (show $40,000 if IB is not a member of a designated self-regulatory organization)	30,000	[3600]
16.	Excess net capital (subtract line 15 from line 14)	149,747	[3610]